December 17, 2010

DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zoran Corporation
Preliminary Consent Statement on Schedule 14A filed on December 6, 2010

Filed by Ramius Value and Opportunity Master Fund Ltd, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino

File No. 000-27246

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated December 10, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Consent Statement on Preliminary Schedule 14A filed on the date hereof (the “Consent Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Consent Statement.  Our responses are numbered to correspond to your comments.

December 17, 2010

General

1.	Please fill in the blanks in the consent statement.

All material information left blank in the Consent Statement, other than dates relating to the mailing of the Consent Statement to stockholders, the date stockholders responses are due and the order in which the Ramius Group intends to fill any resulting vacancies on the Board, has been filled in.  We hereby confirm that for any remaining blanks in the Consent Statement the remaining information will be completed and filled in at the time Value and Opportunity Master Fund files its definitive Consent Statement.

Cover Page

2.
Avoid issuing statements in your consent statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  Please provide us supplementally the factual foundation for your disclosure that you do not believe “the current Board has served the best interests of the Company’s stockholders” (cover letter) and that your proposed actions “are necessary to protect and serve the best interests of all Zoran stockholders.”  (page 5; emphasis added).

We acknowledge your comment.  We note that the statement that the Ramius Group does not believe “the current Board has served the best interests of Zoran’s stockholders” is intended to express the Ramius Group’s position regarding the current Board’s strategic direction and the motivation behind the Ramius Group’s actions.  The statement is not a reflection of the character, integrity or personal reputation of Zoran’s current directors.

On a supplemental basis we believe the following information relating to Zoran’s performance under its current Board and management provide the Ramius Group with reasonable factual basis for such an assertion:

•
As shown in the table attached hereto as Exhibit A, Zoran’s shares have dramatically underperformed the Russell 2000, NASDAQ and Peer Group over the past one-, three- and five- year periods.  Over the past five years alone, Zoran’s shares have lost more than half their value while its Peer Group and indices have each registered material gains.

•
Revenues at Zoran have fallen by approximately $131 million, or 26%, since 2007. Over that same period Zoran’s Research and Development expenses have remained flat and Sales, General, and Administration expenses have declined by a mere $16 million.

•	Zoran’s Gross Profit has declined by $77.1 million and the Company has reduced expenses by only $16.7 million, which has resulted in a decline in operating profits of over $60 million since 2007.

•	Zoran forecasts a further decline in revenue for next quarter by approximately $34 million to $39 million, or 35% to 40%, respectively.

December 17, 2010

•
As shown in the table attached hereto as Exhibit B, following Zoran’s recent acquisition of Microtune, Zoran has $286 million of cash and no debt.  This implies a $59 million enterprise value based on Zoran’s stock price of $6.88 per share as of November 30, 2010, which means that as of the end of November, Zoran was trading below tangible book value of $6.90 per share.

The Consent Statement has been revised with respect to the statement that the Ramius Group’s proposed actions “are necessary to protect and serve the best interests of all Zoran stockholders.”  See pages 5 and 9 of the Consent Statement.

3.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the consent statement or provided to the staff on a supplemental basis.  We note the following examples of statements in the consent statement that must be supported:

•	“. . . we do not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance stockholder value” (cover letter);

•	“. . . we also fear that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the current Board” (cover letter);

•	“. . . we believe significant opportunities exist to improve operating performance and enhance stockholder value” (cover letter);

•	your disclosure in the bullet points on pages 5-6; and,

•	your disclosure in the last paragraph on page 9.

We acknowledge your comments.  On a supplemental basis, we provide the following support to the Staff for the Ramius Group’s beliefs referred to above.  With respect to the Ramius Group’s assertion of its opinion that “…[it does] not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance stockholder value” and that “…[it] also fear[s] that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the current Board,” we note the following:

•
As shown in the table attached hereto as Exhibit A, Zoran’s shares have dramatically underperformed the Russell 2000, NASDAQ and Peer Group over the past one-, three- and five- year periods.  Over the past five years alone, Zoran’s shares have lost more than half their value while its Peer Group and indices have each registered material gains.

•
Revenues at Zoran have fallen by approximately $131 million, or 26%, since 2007. Over that same period Zoran’s Research and Development expenses have remained flat and Sales, General, and Administration expenses have declined by a mere $16 million.

December 17, 2010

•	Zoran’s Gross Profit has declined by $77.1 million and the Company has reduced expenses by only $16.7 million, which has resulted in a decline in operating profits of over $60 million since 2007.

•	Zoran forecasts a further decline in revenue for next quarter by approximately $34 million to $39 million, or 35% to 40%, respectively.

•
As shown in the table attached hereto as Exhibit B, following Zoran’s recent acquisition of Microtune Zoran has $286 million of cash and no debt.  This implies a $59 million enterprise value based on Zoran’s stock price of $6.88 per share as of November 30, 2010, which means that as of the end of November, Zoran was trading below tangible book value of $6.90 per share.

Given that the Company’s performance has declined precipitously under the current Board and management, we believe there is a reasonable factual basis for the Ramius Group to assert its opinion that “…[it does] not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance stockholder value” and that “…[it] also fear[s] that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the current Board.”

The Consent Statement has been revised with respect to the statement that the Ramius Group “…believe[s] significant opportunities exist to improve operating performance and enhance stockholder value”, to include disclosure regarding the significant opportunities the Ramius Group believe exist to enhance stockholder value.  Please see pages 5 and 6 of the Consent Statement.

With respect to the Ramius Group’s disclosure in the bullet points on pages 5-6, we believe the following information relating to Zoran’s poor operating performance, the Company’s poor stock performance, the Company’s strategy for its DTV and DVD business and the little to no value being assigned to the Company’s operating business by investors, provide the Ramius Group with a reasonable factual basis for its assertions in the Consent Statement relating to those matters.

Concerns with Zoran’s Poor Operating Performance

•
Revenues at Zoran have fallen by approximately $131 million, or 26%, since 2007. Over that same period Zoran’s Research and Development expenses have remained flat and Sales, General, and Administration expenses have declined by a mere $16 million.

•	Zoran’s Gross Profit has declined by $77.1 million and the Company has reduced expenses by only $16.7 million, which has resulted in a decline in operating profits of over $60 million since 2007.

December 17, 2010

•	Zoran forecasts a further decline in revenue for next quarter by approximately $34 million to $39 million, or 35% to 40%, respectively.

Concerns with Zoran’s Poor Stock Performance

•
As shown in the table attached hereto as Exhibit A, Zoran’s shares have dramatically underperformed the Russell 2000, NASDAQ and Peer Group over almost any measurement period.  Over the past five years alone, Zoran’s shares have lost more than half their value while its Peer Group and indices have each registered material gains.

Concerns that Zoran’s Strategy for its DTV and DVD Business Is Causing Significant Erosion to Stockholder Value

•
The DTV and DVD businesses are highly commoditized, low gross margin businesses with significant competition from low cost Asian suppliers.  The competitive nature of the DTV business specifically requires a disproportionately large amount of R&D spending as a percentage of revenue.

•	Zoran has generated combined gross margins of only 37% in the DTV and DVD, which is dramatically lower than the R&D and SG&A spending as a percentage of revenue in the aggregate.

•
In the last twelve months, Zoran realized only $54.6 million in Gross Profit from the DTV and DVD businesses while spending $111 million in R&D and SG&A.  This upside down cost structure has resulted in Zoran losing approximately $56 million of operating income between the DTV and DVD businesses in the twelve months ended September 30, 2010.

•	Management’s revenue forecast suggests further losses in the fourth quarter

Concerns that Stockholders are Currently Assigning Little to No Value to Zoran’s Operating Businesses

•
As shown in the table attached hereto as Exhibit B, following Zoran’s recent acquisition of Microtune Zoran has $286 million of cash and no debt.  This implies a $59 million enterprise value based on Zoran’s stock price of $6.88 per share as of November 30, 2010, which means that as of the end of November, Zoran was trading below tangible book value of $6.90 per share.

With respect to the Ramius Group’s belief that Zoran’s “…stated long term strategy for the DTV business will likely result in continued financial underperformance and lead to further erosion of stockholder value.  Specifically, we believe stockholder value will continue to erode if management invests heavily in R&D and Sales and Marketing to attempt to recapture market share losses and improve gross margins by penetrating the tier-one market and de-emphasizing the tier-two marke,” we note the following:

December 17, 2010

•
The Company’s DTV and DVD businesses are highly commoditized, low gross margin businesses with significant competition from low cost Asian suppliers.  The competitive nature of the DTV business specifically requires a disproportionately large amount of R&D spending as a percentage of revenue.

•	Zoran has generated total gross margins of only 37% in the DTV and DVD businesses, which is dramatically lower than the 76% of combined R&D and SG&A spending as a percentage of revenue.

•
In the last twelve months, Zoran realized only $54.6 million in Gross Profit from the DTV and DVD businesses while spending $111 million in R&D and SG&A.  This upside down cost structure has resulted in Zoran losing approximately $56 million of operating income between the DTV and DVD businesses in the twelve months ended September 30, 2010.

•	Based on management’s revenue forecast for the fourth quarter, it appears that this loss may actually get worse.

Given that Zoran’s proposed solution to the current issues facing the DTV business is to continue to invest heavily in R&D and Sales and Marketing to attempt to recapture market share losses and improve gross margins by penetrating the tier-one market and de-emphasizing the tier-two market, we believe the Ramius Group has reasonable factual basis in asserting its opinion that the Company’s stated long term strategy for the DTV business will likely result in continued financial underperformance and lead to further erosion of stockholder value.

Reasons for Our Solicitation of Consents, page 8

4.	Please describe the plan you have to “restore credibility and improve performance at Zoran.”

The Consent Statement has been revised in response to the comment.  Please see the cover letter and pages 5, 6 and 11 of the Consent Statement.

Solicitation of Consents, page 21

5.
You indicate that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please supplementally confirm your understanding.

The Ramius Group confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone, must be filed under the cover of Schedule 14A on the date of first use.

December 17, 2010

Additional Information Concerning the Participants, page 21

6.
Please remove doubt from your disclosure as to who “may be deemed” a beneficial owner of the shares held by the Ramius Group by stating definitively who is or who is not a beneficial owner of those shares.

The Consent Statement has been revised to definitively state that each member of the Ramius Group is deemed to be the beneficial owner of the shares held by the other members of the Ramius Group.  Please see pages 23 and 24 of the Consent Statement.

7.
We note that all members of the Ramius Group disclaim beneficial ownership of the shares held of record by other members of the Ramius Group except to the extent of their pecuniary interest therein.  Please note that beneficial ownership is not determined based on pecuniary interest.  Refer to Rule 13d-3(a).  Please revise.

The Consent Statement has been revised to remove the reference to pecuniary interest.  Please see page 24 of the Consent Statement.

8.	Please refer to the fourth paragraph of page 23. It appears that the members of the Ramius Group have already entered into the referenced agreement. Please update your disclosure.

The Consent Statement has been revised to reflect the Ramius Group’s entry into a Joint Filing and Solicitation Agreement.  Please see page 23 of the Consent Statement.

*            *     *     *     *

December __, 2010

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky, Esq.

Steve Wolosky, Esq.

Enclosure

cc:	Jeffrey C. Smith
Owen Littman

Exhibit A

	Stock performance
	1 year	3 year	5 year
Zoran Corporation	(24.7%)	(68.5%)	(59.3%)
Russell 2000 Index	25.4%	(5.3%)	7.3%
NASDAQ Index	16.5%	(6.1%)	11.9%
Peer Group	49.6%	(1.9%)	26.6%

* Stock performance as of November 30, 2010
* Peer Group sourced from Zoran 2010 proxy and includes ATHR, BRCM, CNXT, DLB, DSPG, EFII, MRVL, MSCC, NEWP, NVDA„ OVTI, SIGM, SIMG, TRID and TQNT

Exhibit B

Capitalization and Balance Sheet Metrics	$(in millions, except per share values)

Current Stock Price	$6.88
Shares Outstanding	50.20
Market Capitalization	$345.60

Cash as of 9/30/2010	$371.10
Less Purchased Value of Microtune	84.70
Current Pro Forma Cash Balance	$286.40

Current Pro Forma Enterprise Value	$59.10
Purchased Value of Microtune	84.70
Enterprise Value of Legacy Zoran Business	$(25.50)

Pro Forma Tangible Book Value	346.70

Pro Forma Tangible Book Value / Share	$6.90
Pro Forma Cash / Share	$5.70

Current Stock Price	$6.88

* Per 10Q filed November 5, 2010, market data as of November 30, 2010.